SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 17, 2009

Date, Time and Place: June 17, 2009, at 03:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Meeting Room of the Board of Directors, Jardim Aeroporto, São Paulo, SP (“Company”). Attendance: all the members of the Board of Directors of the Company. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, and Henrique Constantino, to be the Secretary. Call: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To resolve on: (I) substitution of the Independent Auditors of the Company; (II) change of one of the newspapers in which the Company publishes the materials required by Law 6.604/76, as amended (“LSA”); (III) change to the Committees of the Company, electing their members and approving the respective regulations. Resolutions taken: After the necessary clarification was provided, and after the examination of the documents referring to the agenda, the following was approved by unanimous voting: (I) appointment of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) in substitution for Ernst & Young Auditores Independentes (“E&Y”) as Independent Auditors of the Company, as from June 2009; (II) due to the discontinuance in the circulation of Gazeta Mercantil newspaper, the corporate acts of the Company shall hereinafter be published in Valor Econômico. Accordingly, as from this date, the newspapers used by the Company for its publications shall be the State of São Paulo Official Gazette and Valor Econômico (SP); (III) and the changes to the Committees, with the current Committees of the Company being replaced by the following Committees: (a) Audit Committee; (b) People Management and Governance Committee; (c) Financial and Risk Policy Committee; (d) Strategy Committee; and (e) Sub-Committee for Accounting and Tax Policies and Financial Statements being submitted to the Audit Committee, with the following members having been elected, exception made to the members of Strategy Committee, for a term of office of one (1) year as from this date: (a) to the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card for Foreigners R.N.E W 401.505 -E and enrolled with the C.P.F. under nº 249.630.118 -91; (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. nº 4.866.700 -6 SSP/SP and enrolled with the C.P.F. under nº. 146.229.631 -91, and (iii) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card R.G. nº 7.162.266 -SSP/SP and enrolled with the C.P.F. under nº. 362.006.990 -72, all of them domiciled at the above referred address; (b) to the People Management and Governance Policies Committee, Messrs. (i) Henrique Constantino, Brazilian, married, businessman, bearer of Identity Card R.G. nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911 -34; (ii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. nº M-1.072.104 and enrolled with the C.P.F. under nº. 385.001.086 -49; (iii) Álvaro Antonio Cardoso de Souza, as above identified, all of them domiciled at the above referred address, and (iv) Paulo César Aragão, Brazilian, divorced, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4º. andar, bearer of OAB/RJ nº. 21.560 and enrolled with the C.P.F. under number. 174.204.407 -78; (c) to the Financial and Risk Policy Committee, Messrs. (i) Henrique Constantino, as above identified; (ii) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card R.G. nº 50.440.294 -8- SSP/SP and enrolled with the C.P.F. under nº 214.996.428 -7; (iii) Barry Siler, expert in hedge techniques related to oil and fuels, North American, married, consultant, bearer of passport nº 134943540; (iv) Luiz Kaufmann, as above identified; (v) Leonardo Porciúncula Gomes Pereira, Brazilian, married, business manager, bearer of RG 040.410.961 and enrolled with the CPF/MF under nº 606.399.897 -72; (vi) Charles B. Holland, naturalized Brazilian, married, auditor, bearer of Identity Card R.G. nº 12.782.315 -SSP/SP and enrolled with the C.P.F. under nº. 379.343.258 -00, and (vii) Marco Provetti, married, accountant, bearer of Identity Card RG nº 5.064.903 -7 SSP/SP and enrolled with the CPF/MF under nº 607.141.237 -49 all of them domiciled at the above referred address; (d) to the Strategy Committee, which is herein installed for the 6 month term, being permitted its installation thereinafter by the Board of Directors, as appropriate, Messrs. (i) Constantino de Oliveira Júnior, Brazilian, married, business manager, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901 -25; (ii) Luiz Kaufmann; (iii) Henrique Constantino; (iv) Álvaro de Souza; (v) Antonio Kandir; (vi) Leonardo Porciúncula Gomes Pereira; the latter having been already identified, all of them domiciled at the above referred address for 6 month term and to the (e) Sub-Committee for Accounting and Tax Policies and Financial Statements, Messrs. (i) Richard Freeman Lark Junior; (ii) Charles B. Holland; and (iii) Leonardo Porciúncula Gomes Pereira, as above identified. The respective regulations of the Committees and Sub-Committees, in the form of Attachments I, II, III, IV and V hereto, were also approved, the original copies thereof being duly initialed and filed with the head-office of the Company. Adjournment of the Meeting and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, June 17, 2009.

____________________________ Constantino de Oliveira Júnior	____________________________ Henrique Constantino
Chairman	Secretary

Attachment I

BYLAWS

OF THE AUDIT COMMITTEE

Article 1 - The Audit Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) assisting the Board of Directors in matters related to Accounting, Internal Controls, Financial Reports and Compliance, in addition to evaluating and submitting to the Board the nomination of independent auditors as well as their respective compensation;

(b) Reviewing the compensation of the independent auditors and the proposed hiring terms;

(c) Reviewing the appointment and change of the internal audit senior executive (or general accountant);

(d) Reviewing the results of each independent audit, including remarks in the independent auditor’s opinion;

(e) Reviewing the quarterly balance sheets of the Company in order to ensure integrity and quality;

(f) Reviewing the Company’s processes and controls, identifying and pointing out critical matters to the Board of Directors and financial and regulatory risks identified as a result of such review;

(g) Assessing the prior notice systems for actual and potential risks, as well as the risk management policy of the Company;

(h) Assessing policies and practices for ensuring the integrity of the financial statements and balance sheets of the Company;

(i) Assessing the effectiveness of the internal controls of the Company and recommending changes, as may be necessary;

(j) Assessing proposed changes in relation to accounting principles and practices of the Company;

(k) Understanding and reviewing the matters which may have financial impacts on the Company;

(l) Assessing the performance of the financial and (internal and independent) audit staff of the Company;

(m) Following-up the compliance of the Company; and

(n) Coordinating the works of the Sub-Committee for Accounting Policies and Financial Statements of the Company.

Article 2 - The Audit Committee shall be composed by three (03) members elected by the Board of Directors, being three (03) Independent Directors, for terms of office of one (1) year, reelection being permitted.

Article 3 - The Audit Committee shall appoint one of its members as Secretary, to be selected in common agreement among the other members at the first meeting after the organization of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Audit Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least two (2) members will be required for the Audit Committee to validly make resolutions, which shall be adopted by majority vote. In case of tie voting, a new meeting shall be required to be held, with the attendance of all the members of the Committee, for the matter to be once again submitted to voting and decided.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Audit Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Audit Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up for all the meetings of the Audit Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Audit Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Audit Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Audit Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Audit Committee.

Article 13 - The attendance of members of the Audit Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Audit Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, and such Policies may be changed from time to time by the Audit Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 — The Audit Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

Attachment II

BYLAWS

OF THE PEOPLE MANAGEMENT AND CORPORATE
GOVERNANCE COMMITTEE

Article 1 - The People Management and Corporate Governance Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) Ensuring the best practices of Corporate Governance and coordinating the process for implementation of such practices.

(b) Nominating possible candidates to the Board of Directors, recommending to the Board parameters on compensation of executive officers and succession plans; reviewing employees compensation Policies;

(c) Ensuring the good operation of the Board of Directors and the good relationship between the latter and the Board of Executive Officers and shareholders;

(d) Reviewing, from time to time, and recommending necessary changes to the Corporate Governance practices adopted by the Company;

(e) reviewing, from time to time, the Company’s Code of Ethics, as well as other documents related to Corporate Governance;

(f) Keeping the Board of Directors informed and updated on regulations and recommendations adopted on the market;

(g) Preparing profiles for the offices of the Board of Directors and of the Board of Executive Officers of the Company;

(h) Introducing, interviewing and nominating, on a permanent basis, candidates to the offices of the Board of Directors and of the Board of Executive Officers of the Company; and

(i) Checking, approving and following-up the implementation, certification and maintenance of the requisites set forth in the Sarbanes-Oxley Act, as well as all the requirements set forth in the Brazilian corporate and capital market law, and of the stock market inspection agencies;

(j) Reviewing, from time to time, and recommending the human resources management policies to the Board of Directors, following-up the development and their main indicators;

(l) Assessing and recommending investments in the development of talent retention and succession processes in the Company;

(m) Following-up and validating researches of market comparisons of organizational environment and compensation;

(n) Reviewing and recommending the people development programs;

(o) Following-up and validating the program for individual performance assessment of the employees;

(p) Reviewing and recommending to the Board of Directors the salaries, bonuses, stock options, compensation policies and other eventual benefits granted to the employees of the Company, and to check whether they are in conformity with the market and the employees’ performance;

(r) Reviewing, from time to time, and assessing the changes to the stock option plan of the Company and making recommendations to the Board of Directors; and

(s) Reviewing the targets and results of the Company.

Article 2 - The People Management and Corporate Governance Committee shall be composed up by five (5) members elected by the Board of Directors, namely: the Chairman of the Board of Directors; one (1) Director; two (2) independent experts, and the People and Management Officer, for terms of office of up to one (1) year, reelection being permitted.

Paragraph One — The Chief Executive Officer shall attend the meetings of this Committee, as ad-hoc member, with no voting rights.
Article 3 - The People Management and Governance Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The People Management and Governance Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least three (3) members will be required for the People Management and Governance Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the People Management and Governance Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the People Management and Governance Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up for all the meetings of the Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the People Management and Governance Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the People Management and Governance Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the People Management and Governance Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the People Management and Governance Committee.

Article 13 - The attendance of members of the People Management and Governance Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance. Article 14 - The People Management and Governance Committee may prepare Policies regulating matters within their scope of responsibility and submit to the Boar of Director, under the terms of Article 1 above, and such Policies may be changed from time to time by the People Management and Governance Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Sole Paragraph – The People Management and Governance Committee can, with the prior approval of the Board of Directors, invite specialists for the analysis and discussions of the themes under its responsibility.

Article 15 — The People Management and Governance Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

Attachment III

BYLAWS

OF THE FINANCIAL AND RISK POLICY COMMITTEE

Article 1 - The Financial and Risk Policy Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a) Reviewing and adopting actions for protection of cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates of the Company;

(b) Assessing periodically the effectiveness of all the actions contemplated in item (a) and recommending changes, as necessary;

(c) Preparing and approving the corporate finance policies of the Company, as well as following-up and reviewing the effectiveness and implementation thereof;

(d) Reviewing, from time to time, the investment plan and the financial plan of the Company, as well as recommending the necessary transactions to the Board of Directors;

(e) Reviewing, from time to time, the impact of the investment plan and of the financing plan on the capital structure of the Company and the consequences thereof on the income of the Company, as well as recommending the necessary changes to the Board of Directors;

(f) Setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter;

(g) Preparing, approving and evaluating the Company’s risk policies, in each quarter, following-up and reviewing the implementation thereof preparing the policies for the subsequent quarter;

(h) Reviewing, from time to time, the impacts of the assets, especially as far as they correspond to changes in North-American Dollars and fuel, as well as recommending the necessary transactions to the Board of Directors; and

(i) Reviewing, from time to time, the revenues and expenses of the Company, focusing on their impact on the Income Statement for the Year (“DRE”), and recommending the necessary changes to the Board of Directors.

Article 2 - The Financial and Risk Policy Committee shall be composed by seven (7) members, elected by the Board of Directors, namely: three (03) Directors, one (1) Financial Vice-President (CFO), one (1) internal auditor and two (2) independent experts, for terms of office of one (1) year, reelection being permitted.

Paragraph One — The Chief Executive Officer and the President of the Board of Directors shall attend the meetings of this Committee, as ad-hoc members, with no voting rights.

Article 3 - The Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Financial and Risk Policy Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least five (5) members will be required for the Financial and Risk Policy Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Financial and Risk Policy Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Financial and Risk Policy Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the Financial and Risk Policy Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Financial and Risk Policy Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Financial and Risk Policy Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Financial and Risk Policy Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Financial and Risk Policy Committee.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Financial and Risk Policy Committee.

Article 13 - The attendance of members of the Financial and Risk Policy Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Financial and Risk Policy Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, in addition to the corporate finance Policies themselves, and such Policies may be changed from time to time by the Financial and Risk Policy Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 — The Financial and Risk Policy Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 1 above and, at their discretion, may obtain advice from independent experts.

Article 16 - Matters not expressly provided for herein shall be decided by the Board of Directors.

Attachment IV

BYLAWS

OF THE STRATEGY COMMITTEE

Article 1 - The Strategy Committee is a support body to the Board of Directors having its scope determined by the Board, and is installed hereby for 6 month term, being permitted its installation thereinafter by the Board of Directors, as appropriate.

Article 2 – The Strategy Committee has the following duties and responsibilities in relation to the Company:

(a) Advise the Board of Directors to periodically review the Company’s mission and values;

(b) Propose to the Board of Directors the Company’s management and basic strategy (Strategic Thrust);

(c) Propose to the Board of Directors the Company’s Institutional Stand;

(d) Review the Strategic Plan proposed by the Executive Officers and recommend it to the Board of Directors. The Strategic Plan shall include the following:

• Market Analysis;
• Critical Success Factors Analysis;
• Competitive Environment and Main Competitors Analysis;
• Strength and Weakness, Threats and Opportunities Analysis;
• Market, Operational, Management, Financial and Capital Strategies.

(e) Review the Annual Plan of Business, Target Plan and Budget;

(f) Recommend to the Company’s Executive Officers the methodology to be implemented to develop the Strategic Plan, in order to ensure that the Plan thereof be participatory and comprehensive.

Article 3 - The Strategy Committee shall be composed by up to nine (09) members, all of them appointed by the Board of Directors, namely: the Chairman of the Board of Directors; the Chief Executive Officer (CEO); the Chief Financial Officer (CFO); the People and Management Officer; the Marketing Officer; the IT/Planning Officer and three (03) Directors, for terms of office of six (6) months.

Article 4 - The Strategy Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a maximum term of one (1) year, as the Committee may be installed.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 5 – Pursuant to article 1, whenever resolved by the Board of Directors, the Strategy Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 6 - A quorum of at least five (5) members will be required for the Strategy Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 7 - The meetings of the Strategy Committee shall be called by any written means (fax, letter and/or e-mail).

Article 8 - Decisions by the Strategy Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 9 - Minutes shall be drawn-up for all the meetings of the Strategic Policies Committee, which minutes shall be signed by all the attendees.

Article 10 - At the first meeting after the organization of the Strategic Policies Committee, the Committee shall approve an annual schedule of activities.

Article 11 - In the course of the meetings, any acting member of the Strategy Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 2 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 12 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Strategy Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Strategic Policies Committee.

Article 13 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 11 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Strategic Policies Committee.

Article 14 - The attendance of members of the Strategy Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 15 - The Strategy Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 2 above, and such Policies may be changed from time to time by the Strategy Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 8 above.

Article 16 — The Strategy Committee shall organize a work group for ensuring the performance of its own Policies as well as of those Policies and directives determined by the Board of Directors which deal with matters under its scope of responsibility, pursuant to the terms of Article 2 above and, at their discretion, may obtain advice from independent experts.

Article 17 - Matters not expressly provided for herein shall be decided by the Board of Directors.

Attachment V

BYLAWS

OF THE SUB-COMMITTEE FOR ACCOUNTING AND TAX POLICIES
AND FINANCIAL STATEMENTS

Article 1 - The Sub-Committee for Accounting and Tax Policies and Financial Statements is a body subordinated to the Audit Committee and to the Board of Directors and has the following duties and responsibilities:

(a) Reviewing, from time to time, the accounting and tax policies and financial statements of the Company and providing recommendations to the Board of Directors;

(b) Following-up and assessing the compliance with the accounting and tax policies and financial statements adopted by the Company;

(c) Preparing and providing to the Audit Committee a summary of review and approval of matters discussed by the Sub-Committee;

(d) Providing quarterly presentations to the Audit Committee on matters within its scope of incumbency; and

(e) Advising the Audit Committee of the Company about issues deemed by it that should be the subject matter of assessment, review and/or any other action by the referred Committee.

Article 2 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall be composed by three (3) members, elected by the Board of Directors, namely: the Financial Vice-President of the Company; one (1) member of the Board of Directors; or one (1) member of the Audit Committee, and one (1) independent member, for terms of office of one (1) year, reelection being permitted.

Article 3 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall have one Secretary, to be selected among the members, in common agreement, at the first meeting of the Sub-Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Sub-Committee. A Chair of the meetings will be appointed at each meeting among the members of the SubCommittee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Sub-Committee for Accounting and Tax Policies and Financial Statements shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Sub-Committee.

Article 5 - A quorum of at least two (2) members will be required for the SubCommittee for Accounting and Tax Policies and Financial Statements to validly make resolutions, which shall be adopted by majority vote. In case of tie voting, a new meeting shall be required to be held, with the attendance of all the members of the SubCommittee, for the matter to be once again submitted to vote and decided.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the SubCommittee for Accounting Policies and Financial Statements, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Sub-Committee for Accounting Policies and Financial Statements, the Sub-Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Sub-Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office, and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Sub-Committee for Accounting and Tax Policies and Financial Statements shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary to the Sub-Committee for Accounting Policies and Financial Statements.

Article 12 - It shall be incumbent upon the Secretary to:

(a) arrange for the calling of the members of the Sub-Committee to the meetings, at least five (5) business days in advance; and

(b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Sub-Committee for Accounting Policies and Financial Statements.

Article 13 - The attendance of members of the Sub-Committee for Accounting and Tax Policies and Financial Statements to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Sub-Committee for Accounting and Tax Policies and Financial Statements may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, and such Policies may be changed from time to time by the Sub-Committee for Accounting and Tax Policies and Financial Statements itself, provided that such changes are made by unanimous decision of the Sub-Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.